

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-211718

Pricing Supplement dated January 30, 2018 to the
Product Prospectus Supplement MLN-ES-ETF-1 dated July 8, 2016 and
Prospectus Dated June 30, 2016

The Toronto-Dominion Bank

$1,095,000

Market Linked Securities - Leveraged Upside Participation and Contingent Downside Principal at Risk Securities Linked to the shares of the iShares® MSCI EAFE ETF due February 2, 2023

The Toronto-Dominion Bank (the "Bank" or "TD") has offered the Principal at Risk Securities (the "Securities") linked to the shares of the iShares® MSCI EAFE ETF (the "Reference Asset") described below.

If the price of the Reference Asset increases from the Initial Price to the Final Price, at maturity, investors will receive the Principal Amount plus a positive return reflecting 130% leveraged participation in the positive return of the Reference Asset. If the price of the Reference Asset remains flat or decreases from the Initial Price to the Final Price but the decrease is not more than 30%, at maturity, investors will receive only the Principal Amount. However, if the price of the Reference Asset decreases from the Initial Price to the Final Price by more than 30%, at maturity, investors will have full exposure to the decrease in the price of the Reference Asset and will lose more than 30%, and possibly all, of the Principal Amount. Specifically, investors will lose 1% of the Principal Amount for each 1% decrease from the Initial Price to the Final Price and may lose all of the Principal Amount. **Any payments on the Securities are subject to our credit risk.**

The Securities are unsecured and are not savings accounts or insured deposits of a bank. The Securities are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality of Canada or the United States.

The Securities will not be listed on any securities exchange. **The Securities do not bear interest.**

The Payment at Maturity will be greater than the Principal Amount only if the Percentage Change (as defined herein) is greater than zero. The Securities do not guarantee the return of the Principal Amount and investors may lose all of their investment in the Securities. Any payments on the Securities are subject to our credit risk.

The Securities have complex features and investing in the Securities involves a number of risks. See "Additional Risk Factors" beginning on page P-6 of this pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-5 of the product prospectus supplement MLN-ES-ETF-1 dated July 8, 2016 (the "product prospectus supplement") and "Risk Factors" on page 1 of the prospectus dated June 30, 2016 (the "prospectus").

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the product prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We will deliver the Securities in book-entry only form through the facilities of The Depository Trust Company on February 2, 2018, against payment in immediately available funds.

The estimated value of the Securities on the Pricing Date is $936.20 per Security, as discussed further under "Additional Risk Factors — Estimated Value" beginning on page P-8 and "Additional Information Regarding Our Estimated Value of the Securities" on page P-24, respectively. The estimated value is less than the public offering price of the Securities.

	Public Offering Price[1]	Underwriting Discount[2]	Proceeds to TD
Per Security	$1,000.00	$28.50	$971.50
Total	$1,095,000.00	$31,207.50	$1,063,792.50

[1] Certain dealers who purchase the Securities for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The price for investors purchasing the Securities in these accounts may be as low as $971.50 (97.15%) per Security.

[2] The Agents will receive a commission of $28.50 (2.85%) per Security and use a portion of that commission to allow selling concessions to other dealers in connection with the distribution of the Securities, or has offered the Securities directly to investors. The Agents may resell the Securities to other securities dealers at the Principal Amount less a concession not in excess of $25.00 per Security. Such securities dealers may include Wells Fargo Advisors ("WFA", the trade name of the retail brokerage business of Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC), an affiliate of Wells Fargo Securities, LLC ("Wells Fargo Securities"). The other dealers may forgo, in their sole discretion, some or all of their selling concessions. In addition to the selling concession allowed to WFA, Wells Fargo Securities will pay $1.20 per Security of the underwriting discount to WFA as a distribution expense fee for each Security sold by WFA. TD will reimburse TD Securities (USA) LLC ("TDS") for certain expenses in connection with its role in the offer and sale of the Securities, and TD will pay TDS a fee in connection with its role in the offer and sale of the Securities. See "Supplemental Plan of Distribution (Conflicts of Interest) –Selling Restrictions" on page P-22 of this pricing supplement.

TD SECURITIES (USA) LLC WELLS FARGO SECURITIES, LLC

Summary

The information in this "Summary" section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement and the prospectus.

Issuer:	The Toronto-Dominion Bank
Issue:	Senior Debt Securities
Type of Security:	Market Linked Securities - Leveraged Upside Participation and Contingent Downside
Term:	Approximately 5 years
Reference Asset:	Shares of the iShares® MSCI EAFE ETF (Bloomberg Ticker: EFA)
CUSIP / ISIN:	89114QKG2 / US89114QKG28
Agents:	TDS and Wells Fargo Securities. The Agents will receive a commission of $28.50 and may resell the Securities to other securities dealers, including securities dealers acting as custodians, at the Principal Amount less a concession of not in excess of $25.00 per Security. Such securities dealers may include WFA, an affiliate of Wells Fargo Securities. In addition to the concession allowed to WFA, Wells Fargo Securities will pay $1.20 per Security of the underwriting discount to WFA as a distribution expense fee for each Security sold by WFA.
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof.
Principal Amount:	$1,000 per Security
Pricing Date:	January 30, 2018
Issue Date:	February 2, 2018, which is three Business Days following the Pricing Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Securities in the secondary market on any date prior to two business days before delivery of the Securities will be required, by virtue of the fact that each Security initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement of the secondary market trade. See "Plan of Distribution" in the prospectus.
Valuation Date:	January 26, 2023, subject to postponement for market disruption events and non-trading days, as described under "General Terms of the Notes — Market Disruption Events" in the product prospectus supplement.
Maturity Date:	February 2, 2023. If the Valuation Date is postponed, the Maturity Date will be the later of (i) February 2, 2023 and (ii) the third business day after the postponed Valuation Date.

Payment at Maturity:	If the Final Price is greater than the Initial Price (the Percentage Change is **positive**), then an investor will receive an amount per Security equal to:
	Principal Amount + (Principal Amount x Percentage Change x Leverage Factor).
	If the Final Price is equal to or less than the Initial Price, but greater than or equal to the Threshold Price (the Percentage Change is 0% or **negative but not below -30%**), then an investor will receive an amount per Security equal to:
	Principal Amount.
	If the Final Price is less than the Threshold Price (the Percentage Change is **negative and below -30%)**, then an investor will receive less than the Principal Amount, if anything, calculated using the following formula:
	Principal Amount + Principal Amount x Percentage Change.
	If the Final Price is less than the Threshold Price, investors will have full exposure to the decrease in the price of the Reference Asset and will lose more than 30%, and possibly all, of the Principal Amount. Specifically, investors will lose 1% of the Principal Amount for each 1% decrease from the Initial Price to the Final Price and may lose all of the Principal Amount.
	All amounts used in or resulting from any calculation relating to the Securities, including the Payment at Maturity, will be rounded upward or downward as appropriate, to the nearest cent.
Leverage Factor:	130%
Threshold Price:	$51.758, which is equal to 70% of the Initial Price
Percentage Change:	(Final Price – Initial Price) / Initial Price, expressed as a percentage
Initial Price:	$73.94, which is the closing level of the Reference Asset on the Pricing Date
Final Price:	The closing price of the Reference Asset on the Valuation Date
Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto.
U.S. Tax Treatment:	By purchasing a Security, each holder agrees, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize the Securities, for U.S. federal income tax purposes, as pre-paid derivative contracts with respect to the Reference Asset. Based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, it is reasonable to treat the Securities in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Securities, it is possible that your Securities could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization and the timing and character of your income from the Securities could differ materially from the treatment described above, as described further below under "Supplemental Discussion of U.S. Federal Income Tax Consequences" and in the product prospectus supplement under "Supplemental Discussion of U.S. Federal Income Tax Consequences".
Canadian Tax Treatment:	Please see the discussion in the product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences," which applies to the Securities.
Calculation Agent:	TD
Listing:	The Securities will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg, as described under "Forms of the Debt Securities" and "Book-Entry Procedures and Settlement" in the prospectus).

Investor Considerations

We have designed the Securities for investors who:

- seek 130% exposure to the upside performance of the Reference Asset if the Final Price is greater than the Initial Price;

- desire a payment equal to of the Principal Amount at maturity if the Final Price is equal to or greater than the Threshold Price (the Percentage Change is 0% or negative, but not below -30%);

- understand that if the Final Price is less than the Threshold Price, they will have full exposure to the decrease in the price of the Reference Asset and will lose more than 30%, and possibly all, of the Principal Amount;

- are willing to forgo interest payments on the Securities and dividends on the Reference Asset and the securities comprising the Reference Asset (the "Reference Asset Constituents");

- are willing to accept the credit risk of TD;

- seek exposure to a Reference Asset with exposure to companies in the developed markets of Europe, Asia, Australia and the Far East; and

- are willing to hold the Securities until maturity.

The Securities are not designed for, and may not be a suitable investment for, investors who:

- seek a liquid investment or are unable or unwilling to hold the Securities to maturity;

- seek full return of the Principal Amount at maturity or are unwilling to accept the risk that, if the Final Price is less than the Threshold Price, they will lose more than 30%, and possibly all, of the Principal Amount;

- are unwilling to purchase securities with an estimated value that, as of the Pricing Date, is lower than the public offering price as set forth on the cover hereof;

- seek current income in the form of interest payments on the Securities or dividends on the Reference Asset or the Reference Asset Constituents;

- seek exposure to the Reference Asset but are unwilling to accept the risk/return trade-offs inherent in the Payment at Maturity for the Securities;

- are unwilling to accept the credit risk of TD;

- do not seek exposure to a Reference Asset with exposure to companies in the developed markets of Europe, Asia, Australia and the Far East; or

- prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.

Additional Terms of Your Securities

You should read this pricing supplement together with the prospectus, as supplemented by the product prospectus supplement, relating to our Senior Debt Securities, of which these Securities are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict the following hierarchy will govern: first, this pricing supplement; second, the product prospectus supplement; and last, the prospectus. ***The Securities vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.***

This pricing supplement, together with the documents listed below, contains the terms of the Securities and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Additional Risk Factors" beginning on page P-6 of this pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-5 of the product prospectus supplement and "Risk Factors" on page 1 of the prospectus, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities. You may access these documents on the Securities and Exchange Commission (the "SEC") website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

- Prospectus dated June 30, 2016:
  https://www.sec.gov/Archives/edgar/data/947263/000119312516638441/d162493d424b3.htm

- Product Prospectus Supplement MLN-ES-ETF-1 dated July 8, 2016:
  https://www.sec.gov/Archives/edgar/data/947263/000089109216016045/e70441_424b2.htm

Our Central Index Key, or CIK, on the SEC website is 0000947263. As used in this pricing supplement, the "Bank," 'TD," "we," "us," or "our" refers to The Toronto-Dominion Bank and its subsidiaries. Alternatively, The Toronto-Dominion Bank, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement and the prospectus if you so request by calling 1-855-303-3234.

Additional Risk Factors

The Securities involve risks not associated with an investment in conventional debt securities. This section describes the most significant risks relating to the terms of the Securities. For additional information as to these risks, please see "Additional Risk Factors Specific to the Notes" in the product prospectus supplement and "Risk Factors" in the prospectus.

You should carefully consider whether the Securities are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Securities and the suitability of the Securities in light of their particular circumstances.

Principal at Risk.

If the Final Price is less than the Threshold Price, investors in the Securities will lose more than 30%, and possibly all, of their Principal Amount. Specifically, if the Final Price is less than the Threshold Price, investors will lose 1% of the Principal Amount of their Securities for each 1% that the Final Price is less than the Initial Price and may lose all of the Principal Amount. For example, if the Reference Asset has declined by 30.1% from the Initial Price to the Final Price, you will not receive any benefit of the contingent downside feature and you will lose 30.1% of the Principal Amount per Security.

The Securities Do Not Pay Interest and Your Return on the Securities May Be Lower Than the Return on a Conventional Debt Security of Comparable Maturity.

There will be no periodic interest payments on the Securities as there would be on a conventional fixed-rate or floating-rate debt security having the same term. The return that you will receive on the Securities, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of TD.

Investors Are Subject to TD's Credit Risk, and TD's Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Securities.

Although the return on the Securities will be based on the performance of the Reference Asset, the payment of any amount due on the Securities is subject to TD's credit risk. The Securities are TD's senior unsecured debt obligations. Investors are dependent on TD's ability to pay all amounts due on the Securities on the Maturity Date and, therefore, investors are subject to the credit risk of TD and to changes in the market's view of TD's creditworthiness. Any decrease in TD's credit ratings or increase in the credit spreads charged by the market for taking TD's credit risk is likely to adversely affect the market value of the Securities.

The Agent Discount, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Securities will likely be lower than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, the underwriting discount paid in connection with the initial distribution, offering expenses as well as the cost of hedging our obligations under the Securities. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. In addition, because an affiliate of Wells Fargo Securities is to conduct hedging activities for us in connection with the Securities, that affiliate may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the dealer receives for the sale of the Securities to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the dealer to sell the Securities to you in addition to the compensation they would receive for the sale of the Securities.

There May Not Be an Active Trading Market for the Securities — Sales in the Secondary Market May Result in Significant Losses.

There may be little or no secondary market for the Securities. The Securities will not be listed on any securities exchange. The Agents and their respective affiliates may make a market for the Securities; however, they are not required to do so. The Agents and their respective affiliates may stop any market-making activities at any time. Even if a secondary market for the Securities develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Securities in any secondary market could be substantial.

If you sell your Securities before the Maturity Date, you may have to do so at a substantial discount from the public offering price irrespective of the price of the Reference Asset, and as a result, you may suffer substantial losses.

If the Price of the Reference Asset Changes, the Market Value of Your Securities May Not Change in the Same Manner.

Your Securities may trade quite differently from the performance of the Reference Asset. Changes in the price of the Reference Asset may not result in a comparable change in the market value of your Securities. Even if the price of the Reference Asset increases above the Initial Price during the life of the Securities, the market value of your Securities may not increase by the same amount and could decline.

The Payment at Maturity Is Not Linked to the Closing Price of the Reference Asset at Any Time Other than the Valuation Date.

The Final Price will be based on the closing price of the Reference Asset on the Valuation Date (subject to adjustment as described in the product prospectus supplement). Therefore, if the closing price of the Reference Asset dropped precipitously on the Valuation Date, the Payment at Maturity for your Securities may be significantly less than it would have been had the Payment at Maturity been linked to the closing price of the Reference Asset prior to such drop. Although the actual closing price of the Reference Asset on the Maturity

Date or at other times during the life of your Securities may be higher than its closing price on the Valuation Date, you will not benefit from the closing price of the Reference Asset at any time other than the Valuation Date.

You Will Have No Rights to Receive Any Shares of the Reference Asset or Any Reference Asset Constituents held by the Reference Asset, and You Will Not Be Entitled to Dividends or Other Distributions by the Reference Asset.

The Securities are our debt securities. They are not equity instruments, shares of stock, or securities of any other issuer. Investing in the Securities will not make you a holder of shares of the Reference Asset or any of its Reference Asset Constituents. You will not have any voting rights, any rights to receive dividends or other distributions, any rights against the Investment Advisor, or any other rights with respect to the Reference Asset or any of its Reference Asset Constituents. As a result, the return on your Securities may not reflect the return you would realize if you actually owned shares of the Reference Asset or its Reference Asset Constituents and received the dividends paid or other distributions made in connection with them. Your Securities will be paid in cash and you have no right to receive delivery of shares of the Reference Asset or any of its Reference Asset Constituents.

The Market Value of Your Securities May Be Influenced by Many Unpredictable Factors.

When we refer to the market value of your Securities, we mean the value that you could receive for your Securities if you choose to sell them in the open market before the Maturity Date. A number of factors, many of which are beyond our control, will influence the market value of your Securities, including:

- the price of the Reference Asset;

- the volatility – i.e., the frequency and magnitude of changes – in the price of the Reference Asset;

- the dividend rates, if applicable, of the Reference Asset and the Reference Asset Constituents;

- economic, financial, regulatory and political, military or other events that may affect the price of the Reference Asset;

- interest rates in the market;

- the time remaining until the Securities mature; and

- our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors will influence the price you will receive if you sell your Securities before maturity, including the price you may receive for your Securities in any market-making transaction.

Past Reference Asset Performance is No Guide to Future Performance.

The actual performance of the Reference Asset over the life of the Securities, as well as the Payment at Maturity, may bear little relation to the historical closing prices of the Reference Asset or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Reference Asset.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The Calculation Agent will, among other things, determine the amount of your payment on the Securities. We will serve as the Calculation Agent and may appoint a different Calculation Agent after the Issue Date without notice to you. The Calculation Agent will exercise its judgment when performing its functions and may take into consideration our ability to unwind any related hedges. For example, the Calculation Agent may have to determine whether a market disruption event affecting the Reference Asset has occurred. This determination may, in turn, depend on the Calculation Agent's judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. Since this determination by the Calculation Agent will affect the payment on the Securities, the Calculation Agent may have a conflict of interest if it needs to make a determination of this kind. For additional information as to the Calculation Agent's role, see "General Terms of the Notes—Role of Calculation Agent" in the product prospectus supplement.

We Have No Affiliation with the Index Sponsor or the Investment Advisor and Will Not Be Responsible for Any Actions Taken by the Index Sponsor or the Investment Advisor.

The Index Sponsor and the Investment Advisor (each, as defined below under "Information Regarding the Reference Asset") are not affiliates of ours and will not be involved in the offering of the Securities in any way. Consequently, we have no control over the actions of the Index Sponsor or the Investment Advisor, including any actions of the type that would require the Calculation Agent to adjust any amounts payable on the Securities. The Index Sponsor and the Investment Advisor have no obligation of any sort with respect to the Securities. Thus, the Index Sponsor and the Investment Advisors have no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the Securities. None of our proceeds from the issuance of the Securities will be delivered to the Index Sponsor or the Investment Advisor.

Trading and Business Activities by the Bank or its Affiliates May Adversely Affect the Market Value of the Securities.

We, the Agents and our respective affiliates may hedge our obligations under the Securities by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the price of the Reference Asset or one or more Reference Asset Constituents, and we may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Securities declines. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the Reference Asset or one or more Reference Asset Constituents.

These trading activities may present a conflict between the holders' interest in the Securities and the interests we and our affiliates will have in our or their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our or their customers' accounts and in accounts under our or their management. These trading activities could be adverse to the interests of the holders of the Securities.

We, the Agents and our respective affiliates may, at present or in the future, engage in business with one or more issuers of the Reference Asset Constituents (the "Reference Asset Constituent Issuers"), including making loans to or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our, the Agents' and our affiliates' obligations, and your interests as a holder of the Securities. Moreover, we, the Agents or our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset or one or more Reference Asset Constituents. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Securities. Any of these activities by us or one or more of our affiliates or the Agents or their affiliates may affect the price of the Reference Asset or one or more Reference Asset Constituents and, therefore, the market value of the Securities.

Estimated Value

The Estimated Value of Your Securities Is Lower Than the Public Offering Price of Your Securities.

The estimated value of your Securities is lower than the public offering price of your Securities. The difference between the public offering price of your Securities and the estimated value of the Securities reflects costs and expected profits associated with selling and structuring the Securities, as well as hedging our obligations under the Securities. Because hedging our obligations entails risks and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or a loss.

The Estimated Value of Your Securities Is Based on Our Internal Funding Rate.

The estimated value of your Securities is determined by reference to our internal funding rate. The internal funding rate used in the determination of the estimated value of the Securities generally represents a discount from the credit spreads for our conventional fixed-rate debt securities and the borrowing rate we would pay for its conventional fixed-rate debt securities. This discount is based on, among other things, our view of the funding value of the Securities as well as the higher issuance, operational and ongoing liability management costs of the Securities in comparison to those costs for our conventional fixed-rate debt, as well as estimated financing costs of any hedge positions, taking into account regulatory and internal requirements. If the interest rate implied by the credit spreads for our conventional fixed-rate debt securities, or the borrowing rate we would pay for our conventional fixed-rate debt securities were to be used, we would expect the economic terms of the Securities to be more favorable to you. Additionally, assuming all other economic terms are held constant, the use of an internal funding rate for the Securities is expected to increase the estimated value of the Securities at any time.

The Estimated Value of the Securities Is Based on Our Internal Pricing Models; These May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions.

The estimated value of your Securities is based on our internal pricing models. Our pricing models take into account a number of variables, such as our internal funding rate on the Pricing Date, and are based on a number of subjective assumptions, which are not evaluated or verified on an independent basis and may or may not materialize. Further, our pricing models may be different from other financial institutions' pricing models and the methodologies used by us to estimate the value of the Securities may not be consistent with those of other financial institutions that may be purchasers or sellers of the Securities in the secondary market. As a result, the secondary market price of your Securities may be materially lower than the estimated value of the Securities determined by reference to our internal pricing models. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.

The Estimated Value of Your Securities Is Not a Prediction of the Prices at Which You May Sell Your Securities in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Public Offering Price of Your Securities and May Be Lower Than the Estimated Value of Your Securities.

The estimated value of the Securities is not a prediction of the prices at which the Agents, other affiliates of ours or third parties may be willing to purchase the Securities from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Securities in the secondary market at any time may be based on pricing models that differ from our pricing models and will be influenced by many factors that cannot be predicted, such as market conditions and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Securities. Further, as secondary market prices of your Securities take into account the levels at which our debt securities trade in the secondary market and do not take into account our various costs and expected profits associated with selling and structuring the Securities, as well as hedging our obligations under the Securities, secondary market prices of your Securities will likely be lower than the public offering price of your Securities. As a result, the price at which the Agents, other affiliates of ours or third parties may be willing to purchase the Securities from you in secondary market transactions, if any, will likely be lower than the price you paid for your Securities, and any sale prior to the Maturity Date could result in a substantial loss to you.

The Temporary Price at Which We May Initially Buy the Securities in the Secondary Market May Not Be Indicative of Future Prices of Your Securities.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which the Agents may initially buy or sell the Securities in the secondary market (if the Agents make a market in the Securities, which they are not obligated to do) may exceed our estimated value of the Securities on the Pricing Date, as well as the secondary market value of the Securities, for a temporary period after the Pricing Date of the Securities, as discussed further under "Additional Information Regarding Our Estimated Value of the Securities". The price at which the Agents may initially buy or sell the Securities in the secondary market may not be indicative of future prices of your Securities.

Changes that Affect the Target Index of the Reference Asset Will Affect the Market Value of the Securities and the Amount You Will Receive at Maturity.

The Reference Asset is an ETF that seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of the MSCI EAFE® Index (the "Target Index"). The policies of the Index Sponsor concerning the calculation of the Target Index, additions, deletions or substitutions of the components of the Target Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Target Index and, therefore, could affect the amount payable on the Securities at maturity and the market value of the Securities prior to maturity. The amounts payable on the Securities and their market value could also be affected if the Index Sponsor changes these policies, for example, by changing the manner in which it calculates the Target Index. Some of the risks that relate to a target index of an ETF include those discussed in the product prospectus supplement, which you should review before investing in the Securities.

The Reference Asset and the Target Index Are Different and the Performance of the Reference Asset May Not Correlate With That of the Target Index.

The performance of the Reference Asset may not exactly replicate the performance of the Target Index because the Reference Asset will reflect transaction costs and fees that are not included in the calculation of the Target Index. It is also possible that the Reference Asset may not fully replicate or may in certain circumstances diverge significantly from the performance of the Target Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Reference Asset, differences in trading hours between the Reference Asset and the Target Index or due to other circumstances. In addition, because the shares of the Reference Asset are traded on a securities exchange and are subject to market supply and investor demand, the price of a share of the Reference Asset may differ from the net asset value per share of the Reference Asset.

The Price of the Reference Asset May Not Completely Track its Net Asset Value.

The price of the Reference Asset will usually track the value of the Target Index, but may not track the Target Index's value completely. The price of the Reference Asset will reflect costs and fees that the Target Index does not have. In addition, because the shares of the Reference Asset are traded on a securities exchange and are subject to market supply and investor demand, the price of a share of the Reference Asset may differ from the net asset value per share of the Reference Asset.

Adjustments to the Reference Asset Could Adversely Affect the Securities.

The Investment Advisor is responsible for calculating and maintaining the Reference Asset. The Investment Advisor can add, delete or substitute the Reference Asset Constituents. The Investment Advisor may make other methodological changes that could change the price of the Reference Asset at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the Securities.

An Investment in the Securities Is Subject to Risks Associated with Non-U.S. Securities Markets.

Because foreign companies or foreign equity securities held by the Reference Asset are publicly traded in the applicable foreign countries and trade in currencies other than U.S. dollars, investments in the Securities involve particular risks. For example, the foreign securities markets may be more volatile and have less liquidity than the U.S. securities markets, and market developments may affect these markets differently from the U.S. or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the U.S., as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices outside the U.S. are subject to political, economic, financial, military and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities, the possibility of fluctuations in the rate of exchange between currencies and the possibility of outbreaks of hostility or political instability or adverse public health developments. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, trade surpluses, capital reinvestment, resources and self-sufficiency.

An Investment in the Securities Is Subject to Exchange Rate Risk.

The share price of the Reference Asset will fluctuate based in large part upon its net asset value, which will in turn depend in part upon changes in the value of the currencies in which the Reference Asset Constituents are traded. Accordingly, investors in the Securities will be exposed to currency exchange rate risk with respect to each of the currencies in which the Reference Asset Constituents are traded. An investor's net exposure will depend on the extent to which these currencies strengthen or weaken against the U.S. dollar. If the dollar strengthens against these currencies, the net asset value of the relevant Reference Asset Constituents will be adversely affected and the price of the relevant Reference Asset Constituents, and consequently the closing price of the Reference Asset and the market value of the Securities, may decrease.

Time Zone Differences Between the Cities Where the Reference Asset Constituents Held by the Reference Asset and the Reference Asset Trade May Create Discrepancies in Trading Prices.

As a result of the time zone difference, if applicable, between the cities where the securities comprising the Reference Asset trade and where the shares of the Reference Asset trade, there may be discrepancies between the values of the Reference Asset and the Reference Asset Constituents. In addition, there may be periods when the foreign securities markets are closed for trading (for example, during holidays in a country other than the United States) that may result in the values of the Reference Asset remaining unchanged for multiple trading days in the city where the shares of the Reference Asset trade. Conversely, there may be periods in which the applicable foreign securities markets are open, but the securities market on which the Reference Asset trades is closed.

The Valuation Date, and Therefore the Maturity Date, May be Postponed In the Case of a Market Disruption Event.

The Valuation Date, and therefore the Maturity Date, may be postponed in the case of a Market Disruption Event or a non-trading day as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see "General Terms of the Notes—Market Disruption Events" in the product prospectus supplement.

You Will Have Limited Anti-Dilution Protection.

The Calculation Agent will adjust the Initial Price and Threshold Price for stock splits, reverse stock splits, stock dividends, extraordinary dividends and other events that affect the Reference Asset, but only in the situations we describe in "General Terms of the Notes—Anti-Dilution Adjustments" in the product prospectus supplement. The Calculation Agent will not be required to make an adjustment for every event that may affect the Reference Asset. Those events or other actions by the Investment Advisor or a third party may nevertheless adversely affect the price of the Reference Asset, and adversely affect the value of your Securities.

Significant Aspects of the Tax Treatment of the Securities Are Uncertain.

Significant aspects of the U.S. tax treatment of the Securities are uncertain. You should consult your tax advisor about your tax situation and should read carefully the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" below and in the product prospectus supplement under "Supplemental Discussion of U.S. Federal Income Tax Consequences".

For a more complete discussion of the Canadian federal income tax consequences of investing in the Securities, please see the discussion in the product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences."

If you are not a Non-resident Holder (as that term is defined in the prospectus) for Canadian federal income tax purposes or if you acquire the Securities in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the Securities and receiving the payments that might be due under the Securities.

Hypothetical Returns

The examples, table and graph set out below are included for illustration purposes only. The **hypothetical** Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Final Price or the price of the Reference Asset on any trading day prior to the Maturity Date throughout the term of the Securities. All examples, the table and the graph are based on the Initial Price of $73.94, the Threshold Price equal to 70% of the Initial Price, the Leverage Factor of 130% and assume that a holder purchased each Security at the public offering price of $1,000 and that no market disruption event occurs on the Valuation Date. The actual terms of the Securities are indicated on the cover hereof.

Example 1—   Calculation of the Payment at Maturity where the Percentage Change is positive (the Final Price is greater than the Initial Price).

      Percentage Change: 10%

      Payment at Maturity: $1,000 + ($1,000 x 10% x 130%)
                          = $1,000 + $130
                          = $1,130.00

On a $1,000 investment, a 10% Percentage Change results in a Payment at Maturity of $1,130.00, a 13.00% return on the Securities.

Example 2—   Calculation of the Payment at Maturity where the Percentage Change is zero or negative, but not below -30% (the Final Price is less than or equal to the Initial Price, but greater than or equal to the Threshold Price).

      Percentage Change: -20%

      Payment at Maturity: $1,000

On a $1,000 investment, a -20% Percentage Change results in a Payment at Maturity of $1,000.00, a 0.00% return on the Securities.

Example 3—   Calculation of the Payment at Maturity where the Percentage Change is negative and below -30% (the Final Price is less than the Threshold Price).

      Percentage Change: -35%

      Payment at Maturity: $1,000 + $1,000 x -35%

                          = $1,000 - $350

                          = $650.00

On a $1,000 investment, a -35% Percentage Change results in a Payment at Maturity of $650.00, a -35.00% return on the Securities.

If the Final Price is less than the Threshold Price (the Percentage Change is negative and below -30%), investors will have full exposure to the decrease in the price of the Reference Asset and will lose more than 30%, and possibly all, of the Principal Amount.

The following table and graph show the return profile for the Securities at the Maturity Date, assuming that the investor purchased the Securities on the Pricing Date and held the Securities until the Maturity Date. The returns illustrated in the following table are not estimates or forecasts of the Percentage Change or the return on the Securities. Neither TD nor either Agent is predicting or guaranteeing any gain or particular return on the Securities.

Hypothetical Final Price	Hypothetical Percentage Change	Hypothetical Payment at Maturity ($)	Hypothetical Return on Securities[1] (%)
103.52	40.000%	$1,520.00	52.00%
96.12	30.000%	$1,390.00	39.00%
88.73	20.000%	$1,260.00	26.00%
81.33	10.000%	$1,130.00	13.00%
77.64	5.000%	$1,065.00	6.50%
75.79	2.500%	$1,032.50	3.25%
73.94[2]	0.000%	$1,000.00	0.00%
66.55	-10.000%	$1,000.00	0.00%
59.15	-20.000%	$1,000.00	0.00%
51.76[3]	-30.000%	$1,000.00	0.00%
44.36	-40.000%	$600.00	-40.00%
36.97	-50.000%	$500.00	-50.00%
29.58	-60.000%	$400.00	-60.00%
22.18	-70.000%	$300.00	-70.00%
14.79	-80.000%	$200.00	-80.00%
0.00	-100.000%	$0.00	-100.00%

[1] The "return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the difference between the Payment at Maturity per Security and the Principal Amount.

[2] The Initial Price (the closing price of the Reference Asset on January 30, 2018).

[3] This is the Threshold Price of $51.758, which is equal to 70% of the Initial Price.

* These calculations are hypothetical and should not be taken as an indication of the future performance of the Reference Asset as measured from the Pricing Date. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.



* The graph above represents a hypothetical payout profile for the Securities. The 45 degree dotted line represents the hypothetical Percentage Change of the Reference Asset and the solid line represents the hypothetical return on the Securities for a given Percentage Change in the Reference Asset.

Determining the Payment at Maturity

On the Maturity Date, you will receive a cash payment per Security, if anything, (the Payment at Maturity) calculated as follows:



Is the Final Price greater than the Initial Price?
Yes
You will receive an amount greater than $1,000 per Security calculated as follows:
$1,000 + ($1,000 × Percentage Change × Leverage Factor)
No
Is the Final Price less than or equal to the Initial Price, but equal to or greater than the Threshold Price?
Yes
You will receive an amount per Security equal to $1,000.
No
You will receive an amount less than $1,000 per Security, if anything, calculated as follows:
$1,000 + $1,000 × Percentage Change
In this case, you will lose more than 30%, and possibly all, of the Principal Amount per Security.

Information Regarding the Reference Asset

We have derived all information contained herein regarding the iShares® MSCI EAFE ETF (the "EFA Fund") from publicly available information. Such information reflects the policies of, and is subject to changes by BlackRock Fund Advisors (the "Investment Advisor"), the investment advisor of the EFA Fund. The Bank has not undertaken an independent review or due diligence of any publicly available information regarding the EFA Fund.

The EFA Fund is one of the separate investment portfolios that constitute iShares Trust. The EFA Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Target Index. The EFA Fund will generally invest at least 90% of its assets in the securities of the Target Index and depositary receipts representing the securities of the Target Index. The EFA Fund also may invest the remainder of its assets in certain futures, options and swap contracts, cash and cash equivalents, including money market funds advised by the Investment Advisor or its affiliates, as well as in securities not included in the Target Index, but which the Investment Advisor believes will help the EFA Fund track the Target Index.

The Investment Advisor uses a representative sampling strategy to manage the EFA Fund. Representative sampling is an indexing strategy that involves investing in a representative sample of the securities included in an applicable target index that collectively has an investment profile similar to such target index. The securities selected are expected to have, in the aggregate, investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield), and liquidity measures similar to those of the Target Index. The EFA Fund may or may not hold all of the securities that are included in the Target Index.

Under new continuous listing standards adopted by NYSE Arca (the "Exchange"), the EFA Fund's primary exchange, which are scheduled to go into effect on January 1, 2018, the EFA Fund will be required to confirm on an ongoing basis that the components of the Target Index satisfy the Exchange's listing requirements. In the event that the Target Index does not comply with the Exchange's listing requirements, the EFA Fund will be required to rectify such non-compliance by requesting that MSCI Inc. (the "Index Sponsor") modify the Target Index, adopting a new index or obtaining relief from the SEC. Failure to rectify this non-compliance may result in the EFA Fund being delisted by the Exchange.

The Target Index was developed by the Index Sponsor and is calculated, maintained and published by the Index Sponsor. The Index Sponsor is under no obligation to continue to publish, and may discontinue or suspend the publication of the Target Index at any time. The Target Index has been developed by the Index Sponsor as an equity benchmark for its international stock performance.

As of December 31, 2017, ordinary operating expenses of the EFA Fund are expected to accrue at an annual rate of 0.32% of the EFA Fund's average daily net asset value. Expenses of the EFA Fund reduce the net value of the assets held by the EFA Fund and, therefore, reduce the value of the shares of EFA Fund.

As of December 31, 2017, the EFA Fund includes stocks from Europe, Australia, Asia and the Far East, including the following 21 developed markets: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. As of September 30, 2017, the EFA Fund's top sector holdings were: Financials (21.12%), Industrials (14.53%), Consumer Discretionary (12.24%), Consumer Staples (11.13%) and Health Care (10.07%).

The Bank has not undertaken an independent review or due diligence of any publicly available information regarding the EFA Fund Prospectus, and such information is not incorporated by reference in, and should not be considered part of, this document or any accompanying prospectus.

Information filed by iShares Trust with the SEC can be found by reference to its SEC file numbers: 333-92935 and 811-09729.

Shares of the EFA Fund are listed on the NYSE Arca under ticker symbol "EFA."

The MSCI EAFE Index

The information below is included only to give insight to the MXEA, the performance of which the EFA attempts to reflect. The return on your Securities is linked to the performance of the EFA, and not to the performance of the MXEA.

We have derived all information contained in this pricing supplement regarding the MXEA, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, including Bloomberg. The information reflects the policies of, and is subject to change by the Index Sponsor. The Index Sponsor has no obligation to continue to publish, and may discontinue publication of, the MXEA.

The MXEA is intended to measure equity market performance in developed market countries, excluding the U.S. and Canada. The MXEA is a free float-adjusted market capitalization equity index with a base date of December 31, 1969 and an initial level of 100. The MXEA is calculated daily in U.S. dollars and published in real time every 60 seconds during market trading hours. The MXEA currently consists of the following 21 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom.

The MXEA is part of the MSCI Regional Equity Indices series and is an MSCI Global Investable Market Index, which is a family within the MSCI International Equity Indices discussed below under "The MSCI International Equity Indices."

The MSCI International Equity Indices

Constructing the MSCI Global Investable Market Indices. MSCI undertakes an index construction process, which involves:

- defining the equity universe;

- determining the market investable equity universe for each market;

- determining market capitalization size segments for each market;

- applying index continuity rules for the MSCI Standard Index;

- creating style segments within each size segment within each market; and

- classifying securities under the Global Industry Classification Standard (the "GICS").

Defining the Equity Universe. The equity universe is defined by:

- Identifying Eligible Equity Securities: the equity universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as either Developed Markets ("DM") or Emerging Markets ("EM"). All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, ETFs, equity derivatives, limited partnerships, and most investment trusts, are eligible for inclusion in the equity universe. Real Estate Investment Trusts ("REITs") in some countries and certain income trusts in Canada are also eligible for inclusion.

- Classifying Eligible Securities into the Appropriate Country: each company and its securities (i.e., share classes) are classified in only one country.

The Index Sponsor has announced that, effective with the November 2015 semi-annual index review, companies traded outside of their country of classification (i.e., "foreign listed companies") will become eligible for inclusion in the MSCI Country Investable Market Indexes along with the applicable MSCI Global Index. In order for a MSCI Country Investable Market Index to be eligible to include foreign listed companies, it must meet the Foreign Listing Materiality Requirement. To meet the Foreign Listing Materiality Requirement, the aggregate market capitalization of all securities represented by foreign listings should represent at least (i) 5% of the free float-adjusted market capitalization of the relevant MSCI Country Investable Market Index and (ii) 0.05% of the free-float adjusted market capitalization of the MSCI ACWI Investable Market Index. As of the November 2015 semi-annual index review, the following countries are foreign listings eligible: Argentina, Bahrain, China, Hong Kong, Israel, Kazakhstan, Mauritius, Netherlands, Peru and Ukraine.

Determining the Market Investable Equity Universes. A market investable equity universe for a market is derived by applying investability screens to individual companies and securities in the equity universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the global investable market indices methodology.

The investability screens used to determine the investable equity universe in each market are as follows:

- *Equity Universe Minimum Size Requirement*: this investability screen is applied at the company level. In order to be included in a market investable equity universe, a company must have the required minimum full market capitalization.

- *Equity Universe Minimum Free Float-Adjusted Market Capitalization Requirement*: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the equity universe minimum size requirement.

- *DM Minimum Liquidity Requirement*: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have adequate liquidity. The twelve-month and three-month Annual Traded Value Ratio ("ATVR"), a measure that screens out extreme daily trading volumes and takes into account the free float-adjusted market capitalization size of securities, together with the three-month frequency of trading are used to measure liquidity. In the calculation of the ATVR, the trading volumes in depository receipts associated with that security, such as ADRs or GDRs, are also considered. A minimum liquidity level of 20% of three- and twelve-month ATVR and 90% of three-month frequency of trading over the last four consecutive quarters are required for inclusion of a security in a market investable equity universe of a DM.

- *Global Minimum Foreign Inclusion Factor Requirement*: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security's Foreign Inclusion Factor ("FIF") must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a market investable equity universe.

- *Minimum Length of Trading Requirement*: this investability screen is applied at the individual security level. For an initial public offering ("IPO") to be eligible for inclusion in a market investable equity universe, the new issue must have started trading at least four months before the implementation of the initial construction of the MXEF or at least three months before the implementation of a semi-annual index review (as described below). This requirement is applicable to small new issues in all markets. Large IPOs are not subject to the minimum length of trading requirement and may be included in a market investable equity universe and the Standard Index outside of a Quarterly or Semi-Annual Index Review.

Defining Market Capitalization Size Segments for Each Market. Once a market investable equity universe is defined, it is segmented into the following size-based indices:

- Investable Market Index (Large + Mid + Small);
- Standard Index (Large + Mid);
- Large Cap Index;
- Mid Cap Index; or
- Small Cap Index.

Creating the size segment indices in each market involves the following steps:

- defining the market coverage target range for each size segment;
- determining the global minimum size range for each size segment;
- determining the market size-segment cutoffs and associated segment number of companies;
- assigning companies to the size segments; and
- applying final size-segment investability requirements.

Index Continuity Rules for the Standard Indices. In order to achieve index continuity, as well as to provide some basic level of diversification within a market index, and notwithstanding the effect of other index construction rules described in this section, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index.

Index Maintenance

The MSCI global investable market indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, index stability, and low index turnover. In particular, index maintenance involves:

(i) Semi-Annual Index Reviews ("SAIRs") in May and November of the Size Segment and Global Value and Growth Indices which include:

- updating the indices on the basis of a fully refreshed equity universe;
- taking buffer rules into consideration for migration of securities across size and style segments; and
- updating FIFs and Number of Shares ("NOS").

(ii) Quarterly Index Reviews ("QIRs") in February and August of the Size Segment Indices aimed at:

- including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the MXEF;
- allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR; and
- reflecting the impact of significant market events on FIFs and updating NOS.

(iii) Ongoing Event-Related Changes: changes of this type are generally implemented in the indices as they occur. Significantly large IPOs are included in the indices after the close of the company's tenth day of trading.

Historical Information

We obtained the information regarding the historical performance of the Reference Asset in the table below from Bloomberg Financial Markets and have not conducted any independent review or due diligence. The table below sets forth the quarterly high, low, and period-end Closing Prices of the Reference Asset for each quarter in the period from January 2, 2008 through January 30, 2018. On January 30, 2018, the Closing Price of the Reference asset was $73.94. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the market price of the Reference Asset on the Valuation Date.

Quarter Ending	Quarter High	Quarter Low	Quarter Close	Quarter Ending	Quarter High	Quarter Low	Quarter Close
March 31, 2008	$78.35	$68.31	$71.90	June 28, 2013	$63.53	$57.03	$57.38
June 30, 2008	$78.52	$68.10	$68.70	September 30, 2013	$65.05	$57.55	$63.79
September 30, 2008	$68.04	$53.08	$56.30	December 31, 2013	$67.06	$62.71	$67.06
December 31, 2008	$55.88	$35.71	$44.87	March 31, 2014	$68.03	$62.31	$67.17
March 31, 2009	$45.44	$31.69	$37.59	June 30, 2014	$70.67	$66.26	$68.37
June 30, 2009	$49.04	$38.57	$45.81	September 30, 2014	$69.25	$64.12	$64.12
September 30, 2009	$55.81	$43.91	$54.70	December 31, 2014	$64.51	$59.53	$60.84
December 31, 2009	$57.28	$52.66	$55.30	March 31, 2015	$65.99	$58.48	$64.17
March 31, 2010	$57.96	$50.45	$56.00	June 30, 2015	$68.42	$63.49	$63.49
June 30, 2010	$58.03	$46.29	$46.51	September 30, 2015	$65.46	$56.25	$57.32
September 30, 2010	$55.42	$47.09	$54.92	December 31, 2015	$62.06	$57.50	$58.75
December 31, 2010	$59.46	$54.25	$58.23	March 31, 2016	$57.80	$51.38	$57.13
March 31, 2011	$61.91	$55.31	$60.09	June 30, 2016	$59.87	$52.64	$55.81
June 30, 2011	$63.87	$57.10	$60.14	September 30, 2016	$59.86	$54.44	$59.13
September 30, 2011	$60.80	$46.66	$47.75	December 30, 2017	$59.20	$56.20	$57.73
December 30, 2011	$55.57	$46.45	$49.53	March 31, 2017	$62.60	$58.09	$62.29
March 30, 2012	$55.80	$49.15	$54.90	June 30, 2017	$67.22	$61.44	$65.20
June 29, 2012	$55.51	$46.55	$49.96	September 29, 2017	$68.48	$64.83	$68.48
September 28, 2012	$55.15	$47.62	$53.00	December 29, 2017	$70.80	$68.42	$70.31
December 31, 2012	$56.88	$51.96	$56.82	January 30, 2018*	$75.25	$70.83	$73.94
March 28, 2013	$59.89	$56.90	$58.98				

* This pricing supplement includes available information for the first calendar quarter of 2018 for the period from January 2, 2018 through January 30, 2018. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2018.

The graph below sets forth the information relating to the performance of the Reference Asset. The dotted line represents Threshold Price of $51.758, which is equal to 70% of the Closing Price of the Reference Asset on January 30, 2018.



PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Discussion of U.S. Federal Income Tax Consequences

General. The following is a general description of the material U.S. federal tax considerations relating to the Securities. Prospective purchasers of the Securities should consult their tax advisors as to the consequences under the tax laws of the country of which they are a resident for tax purposes and the tax laws of the U.S. of acquiring, holding and disposing of the Securities and receiving payments under the Securities. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, administrative procedures, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this pricing supplement and is subject to any change in law that may take effect after such date. We urge you to read the more detailed discussion in the product prospectus supplement under "Supplemental Discussion of U.S. Federal Income Tax Consequences".

No statutory, regulatory, judicial or administrative authority directly discusses how the Securities should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the Securities are uncertain. Accordingly, we urge you to consult your tax advisor as to the tax consequences of your investment in the Securities (and of having agreed to the required tax treatment of your Securities described below) and as to the application of state, local or other tax laws to your investment in your Securities and the possible effects of changes in federal or other tax laws.

U.S. Tax Treatment. Pursuant to the terms of the Securities, the Bank and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your Securities as pre-paid derivative contracts with respect to the Reference Asset. If your Securities are so treated, you should generally recognize gain or loss upon the sale, exchange, redemption or maturity of your Securities in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Securities. Subject to the discussion below regarding Section 1260 of the Code, such gain or loss should generally be long-term capital gain or loss if you have held your Securities for more than one year (otherwise such gain or loss should be short-term capital gain or loss). The deductibility of capital losses is subject to limitations.

Because the Securities are linked to the shares of an ETF, there is a risk that an investment in the Securities could be treated as a "constructive ownership transaction" within the meaning of Section 1260 of the Code. A constructive ownership transaction includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in certain "passthru entities" (including regulated investment companies such as ETFs, real estate investment trusts and passive foreign investment companies). Under the "constructive ownership" rules, if an investment in the Securities is treated as a constructive ownership transaction, any long-term capital gain recognized by a U.S. holder (as defined under "Supplemental Discussion of U.S. Federal Income Tax Consequences" in the product prospectus supplement) in respect of the Securities would be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain"(as defined in Section 1260 of the Code) of the U.S. holder (the "Excess Gain"). In addition, an interest charge would also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange, redemption or maturity of the Securities (assuming such income accrued such that the amount in each successive year is equal to the income in the prior year increased at a constant rate equal to the applicable federal rate as of the date of sale, exchange, redemption or maturity of the Securities).

It is not clear to what extent any long-term capital gain recognized by a U.S. holder in respect of the Securities would be recharacterized as ordinary income and subject to the interest charge described above, in part, because it is not clear how the net underlying long-term capital gain would be computed in respect of the Securities. Under Section 1260, the net underlying long-term capital gain is generally the net long-term capital gain a taxpayer would have recognized by investing in the underlying passthru entity at the inception of the constructive ownership transaction and selling on the date the constructive ownership transaction is closed out (i.e. at maturity or earlier disposition). It is possible that because the U.S. holder does not share in distributions made on the Reference Asset, these distributions could be excluded from the calculation of the amount and character of gain, if any, that would have been realized had the U.S. holder held the Reference Asset directly and that the application of the constructive ownership rules may not recharacterize adversely a significant portion of the long-term capital gain you may recognize with respect to the Securities. However, it is also possible that all or a portion of your gain with respect to the Securities could be treated as Excess Gain because the Reference Asset is an ETF, the net underlying long-term capital gain could equal the amount of long-term capital gain a U.S. holder would have recognized if on the issue date of the Securities the holder had invested, pro rata, the principal amount of the Securities in shares of the Reference Asset and sold those shares for their fair market value on the date the Securities are sold, exchanged or retired. In addition, all or a portion of your gain recognized with respect to the Securities could be Excess Gain if you purchase the Securities for an amount that is less than the principal amount of the Securities or if the return on the Securities is adjusted to take into account any extraordinary dividends that are paid on the shares of the Reference Asset. Furthermore, unless otherwise established by clear and convincing evidence, the net underlying long-term capital gain is treated as zero. Accordingly, it is possible that all or a portion of any gain on the sale or settlement of the Securities after one year could be treated as Excess Gain from a constructive ownership transaction, which gain would be recharacterized as ordinary income, and subject to an interest charge. Because the application of the constructive ownership rules to the Securities is unclear, you are urged to consult your tax advisors regarding the potential application of the constructive ownership rules to an investment in the Securities.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Securities in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Securities, it is possible that your Securities could alternatively be treated for tax purposes as a single contingent payment

debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Securities could differ materially from the treatment described above.

Notice 2008-2. In 2007, the Internal Revenue Service ("IRS") released a notice that may affect the taxation of holders of the Securities. According to Notice 2008-2, the IRS and the Treasury Department are actively considering whether a holder of an instrument such as the Securities should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Securities will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special constructive ownership rules of Section 1260 of the Code should be applied to such instruments.

Proposed Legislation. In 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of Securities purchased after the bill was enacted to accrue interest income over the term of the Securities despite the fact that there will be no interest payments over the term of the Securities. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your Securities.

Additionally, in 2013, the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments. If enacted, the effect of this legislation generally would have been to require instruments such as the Securities to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect Securities that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your Securities.

Medicare Tax on Net Investment Income. U.S. holders that are individuals, estates, and certain trusts are subject to an additional 3.8% tax on all or a portion of their "net investment income," or "undistributed net investment income" in the case of an estate or trust, which may include any income or gain with respect to the Securities, to the extent of their net investment income or undistributed net investment income (as the case may be) that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return, or the dollar amount at which the highest tax bracket begins for an estate or trust (which, in 2018, is $12,500). The 3.8% Medicare tax is determined in a different manner than the regular income tax. U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.

Specified Foreign Financial Assets. U.S. holders may be subject to reporting obligations with respect to their Securities if they do not hold their Securities in an account maintained by a financial institution and the aggregate value of their Securities and certain other "specified foreign financial assets" (applying certain attribution rules) exceeds $50,000. Significant penalties can apply if a U.S. holder is required to disclose its Securities and fails to do so.

Non-U.S. Holders. This section applies only if you are a "non-U.S. holder". For these purposes, you are a "non-U.S. holder" if you are the beneficial owner of the Securities and are, for U.S. federal income tax purposes:

- a non-resident alien individual;

- a non-U.S. corporation; or

- an estate or trust that, in either case, is not subject to U.S. federal income tax on a net income basis on income or gain from the Securities.

If you are a non-U.S. holder, subject to Section 871(m) of the Code and FATCA, as discussed below, you should generally not be subject to U.S. withholding tax with respect to payments on your Securities or to generally applicable information reporting and backup withholding requirements with respect to payments on your Securities if you comply with certain certification and identification requirements as to your non-U.S. status including providing us (and/or the applicable withholding agent) a properly executed and fully completed applicable IRS Form W-8. Subject to Section 897 and Section 871(m) of the Code, as discussed below, gain from the sale, exchange, redemption or maturity of the Securities generally will not be subject to U.S. tax unless such gain is effectively connected with a trade or business conducted by you in the U.S. or unless you are a non-resident alien individual and are present in the U.S. for 183 days or more during the taxable year of such sale, exchange, redemption or maturity and certain other conditions are satisfied.

Section 897. We will not attempt to ascertain whether the Reference Asset or any Reference Asset Constituent Issuer would be treated as a United States real property holding corporation (a "USRPHC"), within the meaning of Section 897 of the Code. We also have not attempted to determine whether the Securities should be treated as "United States real property interests," as defined in Section 897 of the Code. If any such entity and the Securities were so treated, certain adverse U.S. federal income tax consequences could possibly apply, including subjecting any gain to a non-U.S. holder in respect of a Security upon a sale, exchange, redemption or maturity of the Security to U.S. federal income tax on a net basis, and the proceeds from such a taxable disposition to a 15% withholding tax. Non-U.S. holders should consult their tax advisors regarding the potential treatment of a Reference Asset Constituent Issuer as a USRPHC and the Securities as United States real property interests.

Section 871(m). A 30% withholding tax (which may be reduced by an applicable income tax treaty) is imposed under Section 871(m) of the Code on certain "dividend equivalents" paid or deemed paid to a non-U.S. holder with respect to a "specified equity-linked instrument" that references one or more dividend-paying U.S. equity securities or indices containing U.S. equity securities. The withholding tax can apply even if the instrument does not provide for payments that reference dividends. Treasury regulations provide that the withholding tax applies to all dividend equivalents paid or deemed paid on specified equity-linked instruments that have a delta of one ("delta one specified equity-linked instruments") issued after 2016 and to all dividend equivalents paid or deemed paid on all other specified equity-linked instruments issued after 2018.

Because of the nature of the Reference Asset, our counsel is of the opinion that the Securities should not be delta one specified equity-linked instruments and thus should not be subject to withholding on dividend equivalents. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Furthermore, the application of Section 871(m) of the Code will depend on our determinations made upon issuance of the Securities. If withholding is required, we will not make payments of any additional amounts.

Nevertheless, after issuance, it is possible that your Securities could be deemed to be reissued for tax purposes upon the occurrence of certain events affecting the Reference Asset or the Reference Asset Constituents or your Securities, and following such occurrence your Securities could be treated as delta one specified equity-linked instruments that are subject to withholding on dividend equivalents. It is also possible that withholding tax or other tax under Section 871(m) of the Code could apply to the Securities under these rules if a non-U.S. holder enters, or has entered, into certain other transactions in respect of the Reference Asset, a U.S. Reference Asset Constituent or the Securities. A non-U.S. holder that enters, or has entered, into other transactions in respect of the Reference Asset, a U.S. Reference Asset Constituent or the Securities should consult its tax advisor regarding the application of Section 871(m) of the Code to its Securities in the context of its other transactions.

Because of the uncertainty regarding the application of the 30% withholding tax on dividend equivalents to the Securities, you are urged to consult your tax advisor regarding the potential application of Section 871(m) of the Code and the 30% withholding tax to an investment in the Securities.

Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act ("FATCA") was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on "withholdable payments" (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical income, and the gross proceeds from a disposition of property of a type that can produce U.S.-source interest or dividends) and "passthru payments" (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account at the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain "withholdable payments" made on or after July 1, 2014, certain gross proceeds on a sale or disposition occurring after December 31, 2018, and certain foreign passthru payments made after December 31, 2018 (or, if later, the date that final regulations defining the term "foreign passthru payment" are published). If withholding is required, we (and/or the applicable withholding agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Investors should consult their tax advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their Securities through a non-U.S. entity) under the FATCA rules.

As discussed above, alternative characterizations of the Securities for U.S. federal income tax purposes are possible. Should an alternative characterization of the Securities cause payments with respect to the Securities to become subject to withholding tax, we (or the applicable withholding agent) will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts.

Both U.S. and non-U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of the Bank).

Supplemental Plan of Distribution (Conflicts of Interest) - Selling Restrictions

We have appointed TDS, an affiliate of TD, and Wells Fargo Securities, as the agents for the sale of the Securities. Pursuant to the terms of a distribution agreement, the Agents will purchase the Securities from TD at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, including WFA, or have offered the Securities directly to investors. The Agents may resell the Securities to other registered broker-dealers at the public offering price less a concession not in excess of $25.00 (2.50%) per Security. In addition to the concession allowed to WFA, Wells Fargo Securities will pay $1.20 (0.12%) per Security of the agent's discount to WFA as a distribution expense fee for each Security sold by WFA. The Agents or other registered broker-dealers have offered the Securities at the public offering price set forth on the cover page of this pricing supplement. Certain dealers who purchase the Securities for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The price for investors purchasing the Securities in these accounts may be as low as $971.50 (97.15%) per Security. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Securities, and TD will pay TDS a fee in connection with its role in the offer and sale of the Securities.

Conflicts of Interest. TDS is an affiliate of TD and, as such, has a ''conflict of interest'' in this offering within the meaning of Financial Industry Regulatory Authority, Inc. ("FINRA") Rule 5121. In addition, TD will receive the net proceeds from the initial public offering of the Securities, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. TDS is not permitted to sell Securities in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We may use this pricing supplement in the initial sale of the Securities. In addition, TDS or another of our affiliates may use this pricing supplement in a market-making transaction in the Securities after their initial sale. *If a purchaser buys the Securities from us or TDS or another of our affiliates, this pricing supplement is being used in a market-making transaction unless we or TDS or another of our affiliates informs such purchaser otherwise in the confirmation of sale.*

Selling Restrictions

Argentina. The Toronto-Dominion Bank U.S. Medium-Term Notes program and the related offer of securities and the sale of securities under the terms and conditions provided herein does not constitute a public offering in Argentina. Consequently, no public offering approval has been requested or granted by the Comisión Nacional de Valores, nor has any listing authorization of the securities been requested on any stock market in Argentina.

Brazil. The securities may not be offered or sold to the public in Brazil. Accordingly, this pricing supplement and the accompanying prospectus supplement and prospectus have not been submitted to the Comissão de Valores Mobiliáros for approval. Documents relating to this offering may not be supplied to the public as a public offering in Brazil or be used in connection with any offer for subscription or sale to the public in Brazil.

Chile. The securities have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the securities, or distribution of this pricing supplement or the accompanying prospectus supplement and prospectus, may be made in or from Chile except in circumstances that will result in compliance with any applicable Chilean laws and regulations.

China. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities in the People's Republic of China (excluding Hong Kong, Macau and Taiwan, the "PRC") to any person to whom it is unlawful to make the offer or solicitation in the PRC. TD does not represent that this document may be lawfully distributed, or that any securities may be lawfully offered, in compliance with any applicable registration or other requirements in the PRC, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. Neither this document nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with any applicable laws and regulations.

Mexico. The securities have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico. This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

Paraguay. This is a private and personal offering. The securities offered have not been approved by or registered with the National Securities Commission (Comisión Nacional de Valores) and are not part of a public offering as defined by the Paraguayan Securities Law. The information contained herein is for informational and marketing purposes only and should not be taken as an investment advice.

Peru. The securities have not been and will not be registered with the Capital Markets Public Registry of the Capital Markets Superintendence (SMV) nor the Lima Stock Exchange Registry (RBVL) for their public offering in Peru under the Peruvian Capital Markets Law (Law N°861/ Supreme Decree N°093-2002) and the decrees and regulations thereunder.

Consequently, the securities may not be offered or sold, directly or indirectly, nor may this pricing supplement, the accompanying supplements or any other offering material relating to the securities be distributed or caused to be distributed in Peru to the general public. The securities may only be offered in a private offering without using mass marketing, which is defined as a marketing strategy utilising mass distribution and mass media to offer, negotiate or distribute securities to the whole market. Mass media includes newspapers, magazines, radio, television, mail, meetings, social networks, Internet servers located in Peru, and other media or technology platforms.

Taiwan. The securities may be made available outside Taiwan for purchase by Taiwan residents outside Taiwan but may not be offered or sold in Taiwan.

Uruguay. The sale of the securities qualifies as a private placement pursuant to section 2 of Uruguayan law 18,627. The securities must not be offered or sold to the public in Uruguay, except in circumstances which do not constitute a public offering or distribution under Uruguayan laws and regulations. The securities are not and will not be registered with the Financial Services Superintendency of the Central Bank of Uruguay.

Prohibition of Sales to EEA Retail Investors

The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area ("EEA"). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended ("MiFID II"); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the "PRIIPs Regulation"), for offering or selling the Securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Additional Information Regarding Our Estimated Value of the Securities

The final terms for the Securities were determined on the Pricing Date, based on prevailing market conditions and are set forth in this final pricing supplement.

The economic terms of the Securities are based on our internal funding rate (which is our internal borrowing rate based on variables such as market benchmarks and our appetite for borrowing), and several factors, including any sales commissions expected to be paid to TDS or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Securities, estimated costs which we may incur in connection with the Securities and an estimate of the difference between the amounts we pay to an affiliate of WFS and the amounts that an affiliate of WFS pays to us in connection with hedging your Securities as described further under "Supplemental Plan of Distribution (Conflicts of Interest) - Selling Restrictions" above. Because our internal funding rate generally represents a discount from the levels at which our benchmark debt securities trade in the secondary market, the use of an internal funding rate for the Securities rather than the levels at which our benchmark debt securities trade in the secondary market is expected to have an adverse effect on the economic terms of the Securities.

On the cover page of this pricing supplement, we have provided the initial estimated value for the Securities. This estimated value was determined by reference to our internal pricing models which take into account a number of variables and are based on a number of assumptions, which may or may not materialize, typically including volatility, interest rates (forecasted, current and historical rates), price-sensitivity analysis, time to maturity of the Securities, and our internal funding rate. For more information about the initial estimated value, see "Additional Risk Factors" beginning on page P-6. Because our internal funding rate generally represents a discount from the levels at which our benchmark debt securities trade in the secondary market, the use of an internal funding rate for the Securities rather than the levels at which our benchmark debt securities trade in the secondary market is expected, assuming all other economic terms are held constant, to increase the estimated value of the Securities. For more information see the discussion under "Additional Risk Factors — The Estimated Value of Your Securities Is Based on Our Internal Funding Rate."

Our estimated value of the Securities is not a prediction of the price at which the Securities may trade in the secondary market, nor will it be the price at which the Agents may buy or sell the Securities in the secondary market. Subject to normal market and funding conditions, the Agents or another affiliate of ours intends to offer to purchase the Securities in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which the Agents may initially buy or sell the Securities in the secondary market, if any, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately five months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Securities and other costs in connection with the Securities which we will no longer expect to incur over the term of the Securities. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Securities and any agreement we may have with the distributors of the Securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the issue date of the Securities based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the "Additional Risk Factors" beginning on page P-6 of this pricing supplement.

Validity of the Securities

In the opinion of Cadwalader, Wickersham & Taft LLP, as special products counsel to TD, when the Securities offered by this pricing supplement have been executed and issued by TD and authenticated by the trustee pursuant to the indenture and delivered, paid for and sold as contemplated herein, the Securities will be valid and binding obligations of TD, enforceable against TD in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors' rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Canadian law, Cadwalader, Wickersham & Taft LLP has assumed, without independent inquiry or investigation, the validity of the matters opined on by McCarthy Tétrault LLP, Canadian legal counsel for TD, in its opinion expressed below. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and, with respect to the Securities, authentication of the Securities and the genuineness of signatures and certain factual matters, all as stated in the opinion of Cadwalader, Wickersham & Taft LLP dated May 31, 2016 which has been filed as Exhibit 5.3 to the registration statement on form F-3 filed by the Bank on May 31, 2016.

In the opinion of McCarthy Tétrault LLP, the issue and sale of the Securities has been duly authorized by all necessary corporate action on the part of TD, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the Securities, the Securities will have been validly executed and issued and, to the extent validity of the Securities is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, will be valid obligations of TD, subject to the following limitations: (i) the enforceability of the indenture is subject to bankruptcy, insolvency, reorganization, arrangement, winding up, moratorium and other similar laws of general application limiting the enforcement of creditors' rights generally; (ii) the enforceability of the indenture is subject to general equitable principles, including the fact that the availability of equitable remedies, such as injunctive relief and specific performance, is in the discretion of a court; (iii) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada; and (iv) the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to: (i) the assumption that the senior indenture has been duly authorized, executed and delivered by, and constitutes a valid and legally binding obligation of, the trustee, enforceable against the trustee in accordance with its terms; and (ii) customary assumptions about the genuineness of signatures and certain factual matters all as stated in the letter of such counsel dated May 31, 2016, which has been filed as Exhibit 5.2 to the registration statement on form F-3 filed by TD on May 31, 2016.